UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Atlantica Reports First Quarter 2024 Financial Results

•	Revenue for the first quarter of 2024 remained stable at $242.9 million, compared with $242.5 million in the first quarter of 2023.

•	Adjusted EBITDA was $164.2 million, a 0.9%[1] year-over-year decrease on a comparable basis.

•	Net loss for the first quarter of 2024 attributable to the Company was $5.4 million, compared with a net loss of $11.0 million in the first quarter of 2023.

•	Operating Cash Flow increase of 57.3% year-over-year up to $65.6 million.

•	Signed a 15-year PPA for a 100 MW solar + storage project in California.

•	Closed the acquisition of two wind assets in operation in the UK at 6.6x EV2 / EBITDA[3] multiple.

•	Quarterly dividend of $0.445 per share approved by the Board of Directors.

•	Strategic Review ongoing.

May 8, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”) today reported its financial results for the first quarter of 2024. Revenue for the first quarter of 2024 was $242.9 million, a 0.2% increase compared with the first quarter of 2023. Adjusted EBITDA was $164.2 million, a 0.9% decrease year-over-year excluding the impact of the unscheduled outage at Kaxu1, and a 5.7% decrease compared to the first quarter of 2023. Operating Cash Flow was $65.6 million, a 57.3% increase compared with $41.7 million in the first quarter of 2023. CAFD was $50.9 million, a 17% decrease compared with $61.0 million in the first quarter of 2023 which included $4.1 million from the sale of part of our equity interest in our development company in Colombia to a partner. CAFD per share4 was $0.44, a 17% decrease compared to the same period of the previous year and an 11% decrease excluding the equity sale in Colombia previously mentioned.

[1]
Excluding the estimated impact of $8.5 million in the first quarter of 2024 of the unscheduled outage at Kaxu that started in 2023, and net of insurance income related to this event. The plant restarted operations in mid-February 2024.

[2]	Enterprise Value is defined as Atlantica’s investment in these two assets.
[3]
EBITDA is calculated as the average net income for the years 2023 and 2022 after adding back depreciation, amortization and impairment charges, income taxes, and interest expenses (see reconciliation on page 16).

Highlights

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
Revenue	$242,933	$242,509
Loss for the period attributable to the Company	(5,392)	(10,990)
Adjusted EBITDA	164,219	174,204
Net cash provided by operating activities	65,583	41,706
CAFD	50,921	61,049

Key Performance Indicators (KPIs)

	Three-month period ended March 31,
	2024	2023
Renewable energy
MW in operation[5]	2,203	2,161
GWh produced[6]	1,063	1,192
Efficient natural gas & heat
MW in operation[7]	398	398
GWh produced[8]	636	600
Availability (%)	102.3%	94.9%
Transmission lines
Miles in operation	1,229	1,229
Availability (%)	100.0%	100.0%
Water
M ft3 in operation	17.5	17.5
Availability (%)	102.3%	100.8%

[4]	CAFD per share is calculated by dividing CAFD for the period by the weighted average number of shares for the period.
[5]
Represents total installed capacity in assets owned or consolidated for the three-month period ended March 31, 2024 and 2023, respectively, regardless of our percentage of ownership in each of the assets except for Vento II for which we have included our 49% interest.

[6]	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
[7]	Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.
[8]	GWh produced includes 30% share of the production from Monterrey.

Segment Results

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
Revenue by geography
North America	$86,232	$72,840
South America	44,678	43,720
EMEA	112,023	125,949
Total Revenue	$242,933	$242,509

Adjusted EBITDA by geography
North America	$55,026	$51,969
South America	34,568	33,788
EMEA	74,625	88,447
Total Adjusted EBITDA	$164,219	$174,204

(in thousands of U.S. dollars)	Three-month period ended March 31,
	2024	2023
Revenue by business sector
Renewable energy	$162,211	$172,601
Efficient natural gas & heat	35,970	27,403
Transmission lines	30,486	28,831
Water	14,266	13,674
Total Revenue	$242,933	$242,509

Adjusted EBITDA by business sector
Renewable energy	$107,250	$119,122
Efficient natural gas & heat	23,287	22,610
Transmission lines	24,827	23,470
Water	8,855	9,002
Total Adjusted EBITDA	$164,219	$174,204

Operational KPIs

Production in the renewable energy portfolio decreased by 11.0% for the first quarter of 2024 compared with the first quarter of 2023 largely due to the unscheduled outage at Kaxu, where we have a 51% equity interest, that started in 2023. Kaxu restarted operations in mid-February 2024. Part of the damage and the business interruption is covered by our insurance policy, after a 60-day deductible. Production also decreased in Spain as a result of significantly lower solar radiation.

Production in our solar assets in U.S. increased by 16.1% due to higher availability of the storage system at Solana.

Efficient natural gas and heat assets, water assets and transmission lines, for which revenue is based on availability, continued at very high levels during the first quarter of 2024.

Liquidity and Debt

As of March 31, 2024, cash at Atlantica’s corporate level was $46.9 million, compared with $33.0 million as of December 31, 2023. Additionally, as of March 31, 2024, the Company had $305.0 million available under its Revolving Credit Facility and therefore a total corporate liquidity of $351.9 million, compared with $411.1 million as of December 31, 2023.

As of March 31, 2024, net project debt9 remained stable at $3.90 billion, compared with $3.90 billion as of December 31, 2023, while net corporate debt10 was $1,126.8 million, compared with $1,051.7 million as of December 31, 2023. As of March 31, 2024, the net corporate debt / CAFD before corporate debt service ratio11 was 3.8x.

Dividend

On May 7, 2024, the Board of Directors of Atlantica approved a dividend of $0.445 per share. This dividend is expected to be paid on June 14, 2024 to shareholders of record as of May 31, 2024.

[9]	Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.
[10]	Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.
[11]
Net corporate leverage is calculated as net corporate debt divided by midpoint 2024 CAFD guidance before corporate debt service. CAFD before corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.

Growth Update

Atlantica continued consolidating its growth strategy through its own development engine complemented by acquisitions.

-
In April 2024, Atlantica acquired the Imperial project, a 100 MW PV + storage project in Southern California. On May 6, 2024 the project entered into a 15-year PPA with an investment grade off-taker. Imperial is a well contracted project that benefits from synergies with the existing assets in California.

-
On March 22, 2024, the Company closed the acquisition of a 100% equity interest stake in two operating wind assets, with 32 MW combined capacity, located in Scotland, UK. The assets are regulated under the UK green attribute regulation. The investment was approximately $66 million and the assets currently do not have any project debt. These are Atlantica’s first operating assets in the UK, and the expected return from these assets will be enhanced by the use of our existing net operating loss carryforwards in the UK in the upcoming years.

-
In April 2024, Chile PV 3 signed a 10-year PPA covering part of the production of the PV plant in operation and the 142 MWh battery storage expansion under construction. Under the PPA, the asset is expected to sell the electricity at a fixed price per MWh denominated in U.S. dollars and indexed to the US CPI. The PPA benefits from a higher price, given that the electricity is delivered during the night. Our investment is expected to be between $14 million and $15 million and COD is expected in 2024.

-
In May 2024, we approved a 27.5 MWDC/22 MWAC project in Spain for which we are in advanced negotiations to sign a PPA. Total investment is expected to be between $16 million and $18 million, with expected COD in early 2026.

Atlantica currently has a pipeline of projects under development of approximately 2.2 GW12 of renewable energy and 6.0 GWh12 of storage. This pipeline consists mostly of PV (47%), storage (41%) and wind (11%).

[12]
Only includes projects estimated to be ready to build before or in 2030 of approximately 3.8 GW, 2.2 GW of renewable energy and 1.6 GW of storage (equivalent to 6.0 GWh). Capacity measured by multiplying the size of each project by Atlantica’s ownership. Potential expansions of transmission lines not included.

Capital Recycling

In April 2024, an entity where Atlantica holds 30% equity interest closed the sale of Monterrey as planned. Atlantica expects to receive approximately $43 million proceeds subject to final transaction costs, taxes, and ongoing discussions with the partner. There is an earn-out mechanism that could result in additional proceeds for Atlantica of up to approximately $7 million between 2026 and 2028.

Details of the Results Presentation Conference

Atlantica’s CEO, Santiago Seage and CFO, Francisco Martinez-Davis, will hold a conference call and a webcast on Wednesday, May 8, 2024, at 8:00 am (New York time).

In order to access the conference call participants should dial: +1-646-787-9445 (US), +44 (0) 20-3936-2999 (UK) or +1-613-699-6539 (Canada), followed by the confirmation code 335240. Atlantica advises participants to access the conference call at least 15 minutes in advance.

The senior management team will also hold meetings with investors on May 14, 2024, at the Citi 2024 Global Energy and Utilities Conference in Boston, on May 22, 2024, at the EIC 2024 Investor Conference in Florida, and on May 23, 2024, at the NBF 2024 Annual Canadian Clean Energy Conference in London.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan”, “should” or “will” or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled “Item 3.D—Risk Factors” and the description of our segments and business sectors in the section entitled “Item 4.B. Information on the Company—Business Overview”, each in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: cash available for distribution (“CAFD”) estimates; net corporate leverage based on CAFD estimates; the use of non-GAAP measures as a useful predicting tool for investors; proceeds from sale of assets; dividends; return from the recently acquired UK wind assets; sale of electricity under PPAs; expected investments; investments in assets under construction and their respective commercial operation dates; proceeds expected from the sale of our equity interest in Monterrey and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC.

This communication mentions and ongoing strategic review. There can be no assurance that such strategic review will lead to the approval or completion of any transaction or other strategic change.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD, CAFD per share and Enterprise Value to EBITDA. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this press release for a reconciliation of the non-GAAP financial measures included in this press release to the most directly comparable financial measures prepared in accordance with IFRS. Also, please refer to the following paragraphs in this section for an explanation of the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share, Adjusted EBITDA and Enterprise Value to EBITDA) in this press release provides useful information to investors.

We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:

•	they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD, CAFD per share and Enterprise Value to EBITDA do not reflect any cash requirements that would be required for such replacements;

•	some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and

•
the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD, CAFD per share and Enterprise Value to EBITDA differently than we do, which limits their usefulness as comparative measures.

We define Adjusted EBITDA as profit/(loss) for the period attributable to the Company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax, financial expense (net), depreciation, amortization and impairment charges of entities included in the consolidated financial statements and including depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership).

CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated as CAFD divided by the weighted average number of outstanding ordinary shares of the Company during the period (116,159,054 for the three-months ended on March 31, 2024, and 116,140,187 for March 31, 2023).

We define enterprise value to EBITDA as an investment’s enterprise value divided by its earnings before interest, taxes, depreciation, and amortization.

Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired.

Our management believes CAFD and CAFD per share are relevant supplemental measurements of the Company’s ability to earn and distribute cash returns to investors and are useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA, CAFD, CAFD per share and Enterprise Value to EBITDA are widely used by other companies in the same industry.

Our management believes enterprise value to EBITDA is a useful valuation tool widely used by investors when evaluating transactions as it compares the investment’s value to its earnings before interest, taxes, depreciation, and amortization.

Our management uses Adjusted EBITDA, CAFD, CAFD per share and Enterprise Value to EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.

In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the period ended March 31, 2024 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a non-controlling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of associates carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.

Consolidated Statement of Operations
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2024	2023
Revenue	$242,933	$242,509
Other operating income	25,792	22,620
Employee benefit expenses	(28,511)	(23,840)
Depreciation, amortization, and impairment charges	(107,036)	(103,790)
Other operating expenses	(88,509)	(78,881)
Operating profit	$44,669	$58,618
Financial income	5,961	4,184
Financial expense	(81,054)	(77,260)
Net exchange differences	92	1,705
Other financial income/(expense), net	(4,625)	(9,063)
Financial expense, net	$(79,626)	$(80,434)
Share of profit of associates carried under the equity method	6,951	6,187
Loss before income tax	$(28,006)	$(15,629)
Income tax	22,620	9,656
Loss for the period	$(5,386)	$(5,973)
Profit attributable to non-controlling interests	(6)	(5,017)
Loss for the period attributable to the Company	$(5,392)	$(10,990)
Weighted average number of ordinary shares outstanding (thousands)	116,159	116,140
Weighted average number of ordinary shares diluted (thousands)	119,768	119,712
Basic earnings per share (U.S. dollar per share)	$(0.05)	$(0.09)
Diluted earnings per share (U.S. dollar per share)	$(0.05)	$(0.09)

Consolidated Statement of Financial Position
(Amounts in thousands of U.S. dollars)

Assets	As of March 31, 2024	As of December 31, 2023
Non-current assets
Contracted concessional assets, PP&E and other intangible assets	$7,113,377	$7,204,267
Investments carried under the equity method	225,732	230,307
Financial investments	150,052	136,582
Deferred tax assets	183,248	160,995
Total non-current assets	$7,672,409	$7,732,151
Current assets
Inventories	$31,210	$29,870
Trade and other receivables	333,672	286,483
Financial investments	190,486	188,886
Cash and cash equivalents	452,129	448,301
Assets held for sale	29,136	28,642
Total current assets	$1,036,633	$982,182
Total assets	$8,709,042	$8,714,333
Equity and liabilities
Share capital	$11,616	$11,616
Share premium	736,594	736,594
Capital reserves	806,529	858,220
Other reserves	323,859	308,002
Accumulated currency translation differences	(146,134)	(139,434)
Accumulated deficit	(356,020)	(351,521)
Non-controlling interest	162,378	165,332
Total equity	$1,538,822	$1,588,809
Non-current liabilities
Long-term corporate debt	$1,120,061	$1,050,816
Long-term project debt	3,876,671	3,931,873
Grants and other liabilities	1,210,190	1,233,808
Derivative liabilities	22,308	29,957
Deferred tax liabilities	270,790	271,288
Total non-current liabilities	$6,500,020	$6,517,742
Current liabilities
Short-term corporate debt	$53,619	$34,022
Short-term project debt	424,457	387,387
Trade payables and other current liabilities	144,793	141,713
Income and other tax payables	47,331	44,660
Total current liabilities	$670,200	$$607,782
Total equity and liabilities	$8,709,042	$8,714,333

Consolidated Cash Flow Statements
(Amounts in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2024	2023
Loss for the period	$(5,386)	$(5,973)
Financial expense and non-monetary adjustments	138,771	171,121
Profit for the period adjusted by non-monetary items	$133,385	$165,148
Changes in working capital	(41,064)	(93,263)
Net interest and income tax paid	(26,738)	(30,179)
Net cash provided by operating activities	$65,583	$41,706
Acquisitions of subsidiaries and entities under the equity method	(62,759)	(2,496)
Investments in operating concessional assets	(2,391)	(7,630)
Investments in assets under development or construction	(21,597)	(7,019)
Distributions from entities under the equity method	14,922	12,401
Net divestment in other non-current assets	1,176	5,613
Net cash provided by/(used in) investing activities	$(70,649)	$869

Net cash provided by/(used in) financing activities	$12,691	$(42,135)

Net increase in cash and cash equivalents	$7,625	$440
Cash and cash equivalents at beginning of the period	448,301	600,990
Translation differences in cash or cash equivalents	(3,797)	1,426
Cash and cash equivalents at end of the period	$452,129	$602,856

Reconciliation of Adjusted EBITDA to Net cash provided by operating activities

(in thousands of U.S. dollars)	For the three-month period ended March 31,
	2024	2023
Net cash provided by operating activities	$65,583	$41,706
Net interest and income tax paid	26,738	30,179
Changes in working capital	41,064	93,263
Non-monetary items and other	18,320	(2,740)
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	12,514	11,796
Adjusted EBITDA	$164,219	$174,204

Reconciliation of CAFD to CAFD per share

	For the three-month period ended March 31,
	2024	2023
CAFD (in thousands of U.S. dollars)	$50,921	$61,049
Weighted average number of shares (basic) for the period (in thousands)	116,159	116,140
CAFD per share (in U.S. dollars)	$0.4384	$0.5257

Reconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)
	2024	2023
Profit/(loss) for the period attributable to the Company	$(5,392)	$(10,990)
Profit/(loss) attributable to non-controlling interest	6	5,017
Income tax	(22,620)	(9,656)
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	5,563	5,609
Financial expense, net	79,626	80,434
Depreciation, amortization, and impairment charges	107,036	103,790
Adjusted EBITDA	164,219	174,204
Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates	(12,514)	(11,796)
Non-monetary items	(17,984)	649
Accounting provision for electricity market prices in Spain	(13,098)	(1,153)
Difference between billings and revenue in assets accounted for as concessional financial assets	9,662	16,441
Income from cash grants in the US	(14,548)	(14,639)
Maintenance Capex	(2,391)	(7,630)
Dividends from equity method investments	14,922	12,401
Net interest and income tax paid	(26,738)	(30,179)
Changes in other assets and liabilities	(39,371)	(92,980)
Deposits into/ withdrawals from restricted accounts[13]	(7,424)	9,820
Change in non-restricted cash at project level[10,14]	8,639	43,114
Dividends paid to non-controlling interests	(5,558)	(6,011)
Debt principal repayments	(24,879)	(30,543)
Cash Available For Distribution	$50,921	$61,049

[13]
“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

[14]	Excludes decreases in project cash allocated to investments in assets under development and construction.

Reconciliation of EBITDA to Net Income for Acquired Assets

(in thousands of U.S. dollars)[15]	Financial Year[16]		Average
	2023	2022	2023-2022
Net Income	$5,539	$6,142	$5,841
Income Tax	1,748	1,483	1,615
Interest payable and other financial expenses	714	682	698
Depreciation and amortization	1,752	1,779	1,765
EBITDA	$9,753	$10,086	$9,919

[15]	Transaction originally in GBP, assuming FX as of closing date of 1.2601 GBP/USD.
[16]	Based on unaudited financial statements of the acquired assets for 2022 and 2023 financial years. Atlantica makes no representation as to the accuracy or reliability of such information.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 8, 2024.	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer